 Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

October 23, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Emerald Isle Exploration Ltd. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed October 23, 2013
File No. 333-189630

Dear Mr. Reynolds:

We respectfully hereby submit the information in this letter, on behalf of our client, Emerald Isle Exploration Ltd., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 13, 2013.  Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on October 23, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1. We partially reissue prior comment six from our letter dated July 23, 2013. We continue to note references to the return of subscription money to investors on page 13. Please revise or advise.

Company response:  The Company has removed reference “accordingly, if we file for bankruptcy protection …” on page 13.

Summary Financial Information, page 3

2. We note you disclose that the tables and information presented are derived from your audited financial statements for the period from November 7, 2012 (Inception) to March 31, 2013, but your audited financial statements are as of April 30, 2013. Also, you state your working capital deficit as of August 9, 2013 was $(8,069), but that appears to be your working capital deficit as of April 30, 2013. Please modify your disclosure accordingly.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
October 23, 2013

Company response:  The Company has updated its financial disclosure on page 3 to July 31, 2013.

Use of Proceeds, page 9

3. We note your disclosure responsive to prior comment 14 and reissue in part. It appears that you present net proceeds before offering related expenses both here and elsewhere. Based on your disclosure it appears that offering related expenses are estimated at $12,504 and that these expenses significantly reduce the proceeds allocable to the items presented in your table. Please revise your presentation here and elsewhere as appropriate.

Company response:  The Company has revised its Use of Proceeds section on page 9 to include offering expenses estimated at $12,505.

4. We were unable to locate your response to prior comment 15 and reissue. Please clarify whether the offering proceeds will be used to repay the $16,000 loan payable to Mr. Eads.

Company response:  The Company previously included in footnote number 1 on page 9 disclosure stating, “No proceeds will be used to repay management for loans to the Company.”  The Company has added the clause “, including but not limited to a $16,000 loan payable to our sole officer and director, Samuell Eads” to the referenced disclosure.”

5. We note your response to comment 16. Please revise your disclosure to indicate that additional funds will be needed to complete Phase 1 of the exploration at 25%, 50% and 75% of the offering and also indicate the company’s sources of such additional funds.

Company response:  The Company has revised its Use of Proceeds table on page 9 to allocate $9,200 to Phase 1 of the exploration if 75% or 100% of the shares in the offering are sold.  Additionally, the Company has added the following text to footnote 3 on page 9:

at 25% and 50% of the offering.  In order to commence work in accordance with Phase 1, we will need to secure additional financing.  We have no plan or commitment which would provide us with the required capital to begin Phase 1 in the event that we sell fewer than 75% of the shares being offered.

6. Please revise footnote 4 to describe in more detail the anticipated use of proceeds if the company only sells 10% of the securities in the offering.

Company response:  The Company has revised footnote 4 on page 9 to explain that all funds used in the offering will be used for offering expenses.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
October 23, 2013

Description of Business, page 14

7. We note your response to prior comment 30 and the revised text. Please clarify what you mean by “preliminary” exploration or revise to state that you are not conducting exploration activities.

Company response:  The Company has revised its disclosure on page 10 to clarify that it is not conducting exploration activities.

8. We note your response to prior comment 32 and reissue. Please clarify what you mean by the “completion” of your public offering.

Company response:  The Company has revised its disclosure on pages 10, 13, 22 and 26 to clarify that “completion” means once the prospectus is no longer effective.

Security Ownership of Certain Beneficial Owners and Management, page 34

9. We note your response to prior comment 39 and reissue. Please revise to use the definition of investment power contained in Rule 13d-3.

Company response:  The Company has removed “or have the opportunity to profit or share in any profits derived from the subject security, directly or indirectly, or through a family member, whether through a contract, understanding, relationship or otherwise” from the following clause on page 34:

. . . or investment power, which includes the power to vote or direct the voting of the security or have the opportunity to profit or share in any profits derived from the subject security, directly or indirectly, or through a family member, whether through a contract, understanding, relationship or otherwise.

Index to Financial Statements, page F-1

10. Please ensure your financial statements are updated to comply with Rule 8-08 of Regulation S-X and provide a current consent of your independent accountant.

Company response:  The Company has included its financial statements for the fiscal quarter ended July 31, 2013 in its Form S-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/  Thomas E. Puzzo
      Thomas E. Puzzo